Exhibit 99.1

ZIM and Alibaba.com Announce the Extension of Their Commercial Cooperation Agreement Until 2023

Enables Alibaba.com Global Customers to Book and Purchase Sea Freight and Logistic Services from ZIM on Alibaba.com

Haifa, Israel – June 21, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, and Alibaba.com, the world's leading B2B eCommerce platform and a business unit of Alibaba Group (NYSE: BABA) announced today that they will extend their cooperation agreement for two more years.

The agreement which enabled Alibaba.com sellers to book and purchase sea freight on ZIM and logistic services from ZIM Logistics China, a wholly-owned subsidiary of ZIM, has now been expanded to include serving Alibaba.com buyers as well. This collaboration helps Alibaba.com offer its customers a more affordable transit alternative relative to air freight with an easy-to-use interface available directly on the Alibaba.com platform. ZIM's extensive network of lines, particularly the recently introduced dedicated eCommerce express lines, provide Alibaba.com customers reliable, fast, high quality freight services, as well as product support and system optimization. The successful cooperation has been in place since 2020 and the significant growth of eCommerce and demand for freight capacity in the last year have led the parties to deepen their collaboration.

Eli Glickman, ZIM President & CEO noted: “Since we launched the initial agreement with Alibaba.com, it has proven to be a highly successful and mutually beneficial partnership. We continue to position ZIM as a leading eCommerce service provider, while creating significant advantages for customers. It is part of our innovative strategic vision, and we are very proud to extend and expand this partnership with Alibaba.com to enhance the customer experience and further capitalize on growing eCommerce trends.”

Kuo Zhang, General Manager of Alibaba.com added: “We are happy to continue our collaboration with ZIM to enhance our ecosystem designed to bring the best services to global customers quickly. In the next phase of the collaboration, we can offer global buyers more options and choices to manage and optimize their supply chains, and to thrive and succeed in the massive global B2B eCommerce opportunity.”

About ZIM:

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) ("ZIM") is a global, asset-light container liner shipping company with a leadership position in the markets in which it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services, with a reputation for industry-leading transit times, schedule reliability and service excellence.

About Alibaba.com:

The first business unit of Alibaba Group, Alibaba.com is a leading platform for global B2B e-commerce that aims to make it easy to do business anywhere. Launched in 1999, Alibaba.com is engaged in services covering all aspects of commerce, including providing businesses with tools that help reach a global audience for their products and helping buyers discover products, find suppliers, and place orders online fast and efficiently. It serves millions of buyers and suppliers from over 200 countries and regions around the world.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to benefit from the cooperation with Alibaba.com, and the scope of eCommerce activities in the future. These risks and uncertainties include but are not limited to factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM’s Annual Report on Form 20-F for 2020 filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM makes no prediction or statement about the performance of its securities.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Alibaba.com Contacts

Roger Zhang

roger.zhang@alibaba-inc.com

Erica Chan

erica.chan@alibaba-inc.com